

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
Jason Wang
Chief Financial Officer
AutoChina International Limited
No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People's Republic of China

> **Re:** **AutoChina International Limited**
> **Form 20-F For Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 001-34477**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 41

1. As you reported material changes in revenues during 2010 as compared to 2011, please revise to include within your analysis of revenues a more robust discussion of the impact of changes in prices of products or services sold or change in volume or introduction of new products as required by paragraph (A)(1) of Item 5 to Form 20-F.

2. We note your analysis of cost of sales on page 42 is performed on total cost of sales. Please revise to separately discuss the material change in the commercial vehicles and commercial vehicles, related parties, line items within cost of sales.

3. We note on page F-43 that you significantly increased the balance of the allowance for doubtful accounts from December 31, 2010 to December 31, 2011, and that on page F-10 you have been recording a significantly increasing provision for bad debts during each of the years ended 2009, 2010 and 2011. Additionally, on page 19 of your Form 6-K furnished August 30, 2012, we note you have continued to significantly increase the balance of the allowance for doubtful accounts by recording additional provision for bad debts and you have disclosed that non-performing receivables continue to increase. Within MD&A, please revise to include an analysis of the provision for bad debts, the income statement line items affected, and the impact to the historic results and earnings trends.

4. We note your disclosure on page 42 that one of the reasons selling, general and administrative expenses increased from 2010 to 2011 was due to an increase of stock-based compensation expense. However, on page F-10, we note a decrease in stock-based compensation expense from the year ended December 31, 2010 to December 31, 2011. Please explain or revise.

Liquidity and Capital Resources, page 50

5. You disclose on page 50 that you plan to open 250 stores by the end of the year and that 5 stores had already been added during 2012. We also note your disclosure on page 30 of your Form 6-K furnished on August 30, 2012 that you had already opened 8 stores in 2012 and maintained your plan to open 250 by the end of 2012. Please revise and explain how this target will be met by the end of 2012 taking the current progression into consideration and whether you have liquidity concerns when contemplating the expansion.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 70

6. You disclose that you occupied office space provided by Hebei Kaiyuan at no cost to you and that no rental costs were incurred during the year ended December 31, 2011. We also note your disclosure on page 69 that Hebei Kaiyuan is controlled by Yong Hui Li, and on page 66 that Mr. Li owns approximately 65.82% of your outstanding ordinary shares. Please explain why you did not recognize an expense for rental costs paid by the principal stockholder on your behalf. Refer to SAB Topic 5.T.

Item 18. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-19

7. We note you recognized revenues derived from second hand vehicle lease financing
    arrangements as a direct finance lease because it does not give rise to dealer's profit or
    loss to the Company. Please tell us and disclose in more detail the nature of the
    arrangement and how revenues are earned. Cite the relevant accounting literature you
    relied upon to support your accounting. Also advise us the amounts of this revenue
    stream for all periods presented.

Note 19. Related Party Balances and Transactions, page F-34

Related Party Transactions, pages F-37 to F-39

8. We note your disclosure of a financing arrangement with two affiliates, namely Beiguo
    and Renbai, in which you sold commercial vehicles to them in exchange for notes
    receivable and you did not recognize the transaction as a sale as you have repurchase
    obligations, and you appear to factor the receivable with a third party financial institution
    by paying a discount of 3.5% per annum. In order for us to better understand the
    transaction, tell us and disclose in more detail the rights and obligations of all of the
    parties involved in this arrangements and how you reflect the transaction in the financial
    statements. Provide us complete journal entries showing how you recorded the
    transaction with each party involved.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.


Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief


cc: Giovanni Caruso
      Loeb & Loeb LLP
      Via E-mail